SOUTH TEXAS OIL COMPANY
   2881 CR 2880
   Big Foot, TX 78005
   Tel: (210) 568-9760
   Fax: (210) 568-9761
   MAILING ADDRESS:
   P.O. Box 340504
   Austin, TX 78734



       September 25, 2006

       United States Securities and Exchange Commission
       100 F Street N.E., Stop 7010
       Washington, D.C. 20549
       Tel (202) 551-3723
       Fax (202) 772-9368

       Attention:Mr. Kevin Stertzel
                 Division of Corporate Finance

       RE : SOUTH TEXAS OIL COMPANY

       Dear Mr. Stertzel,

       As a follow up to our telephone conversation I would like to request an extension to the period allowed for our response back to your comments relating to our 2005 form 10K-SB.

       I was out the office for the most part of last week and on receiving your comments contacted our accountants who assist with these matters. The principal that handles our work is out the office until Monday, October 2nd. I have made contact with him and he will follow up with both you and I as to when he could have the comments responded to as soon as he returns to the office.

       I appreciate your assistance in the matter and will attempt to have these comments responded to a timely manner.


       Regards


       /s/ Muray Conradie
       ------------------
       Murray Conradie
       President/CEO
       South Texas Oil Company